Mail Stop 4561
Via fax (408) 377-6981

December 1, 2009

Robert Selvi
Chief Financial Officer
SonicWALL, Inc.
2001 Logic Drive
San Jose, CA 95124

> **Re: SonicWALL, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009, filed May 7, 2009, August 7,**
> **2009 and November 6, 2009, respectively**
> **Form 8-K filed October 22, 2009**
> **File No. 000-27723**

Dear Mr. Selvi:

We have reviewed your response letter dated October 29, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 16, 2009.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 6. Financial Instruments, page 9

1.   We do not believe that response 5 provides a sufficient basis to support management's assertion that the broker quotes are level 1 inputs and in fact believe it suggests that the quotes are either level 2 or level 3 inputs. You cite two points: FSP-FAS 157-4 and consistency in pricing. We understand that you may have analyzed portions of FSP FAS 157-4 because of the reference in our prior comment to distressed sales; however we believe that FSP FAS 157-4 provides guidance on whether a transaction or quoted price is determinative of fair value; it

does not provide guidance on where the transaction or quoted price falls within the fair value hierarchy. We also observe that while the consistency in pricing you reference might indicate that you have an appropriate fair value point estimate; it does not provide evidence that there is an active market for the identical securities being measured. We believe your response suggests the quotes are either level 2 or level 3 inputs. For example, you indicate that you corroborated by comparison to transactions of similar, rather than identical, securities. In addition, you received indicative prices (which are typically not necessary for level 1 inputs because the frequency and volume of transactions for the identical security is sufficient to provide ongoing, and often observable, pricing) rather than binding offers. Based on the information provided in response 5, we do not believe classification as a level 1 input is appropriate. In future filings, please revise your disclosure to classify the inputs as either level 2 or level 3 inputs, as appropriate, with disclosure clarifying the basis for classification. Alternatively, you may provide additional analysis, such as, but not limited to, information that describes how the broker developed the price; a schedule of recent transactions for the identical securities being measured that were used to develop the broker quotes; an analysis of the frequency and volume of those transactions; and an explanation of why it was necessary to use broker quotes if an active market for each security you are measuring exists. In addition, explain further how these broker quotes differ from the institutional bids and dealer quotes used by your independent valuation firm in valuing your asset-backed portfolio at December 31, 2008.

Form 8-K Filed October 22, 2009

Use of Non-GAAP Financial Measures

2.   In your response to comment 17 in your letter dated September 23, 2009, you indicated that the company will revise future filings to conform to the disclosure requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The current disclosures regarding the Use of Non-GAAP Financial Measures, as provided in your October 22, 2009 Form 8-K, continues to be overly broad. For instance, you indicate that management regularly uses these measures to evaluate aspects of the company's operating performance with respect to business objectives and planning targets. Please enhance these disclosures to more clearly explain how management uses this information in evaluating your operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of

Regulation S-K and FAQ 8 to demonstrate the usefulness of your non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief